UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting and Extraordinary General Meeting of the Company

On March 29, 2023, Spotify Technology S.A. (the “Company”) held its 2023 annual general meeting of shareholders and holders of beneficiary certificates, immediately followed by an extraordinary general meeting of shareholders and holders of beneficiary certificates.  The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated February 17, 2023.

Annual General Meeting

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2022 and the Company’s consolidated financial statements for the financial year ended December 31, 2022 was approved.

For	Against	Abstain
495,916,043	163,263	2,195,753

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2022 was approved.

For	Against	Abstain
497,625,121	21,325	628,613

3. Approval of Granting Discharge of Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2022 was approved.

For	Against	Abstain
495,276,295	783,325	2,215,439

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023.

	For	Against	Abstain
Daniel Ek (A Director)	478,290,488	19,366,238	618,333
Martin Lorentzon (A Director)	460,673,276	36,935,562	666,221
Shishir Samir Mehrotra (A Director)	464,743,315	32,861,767	669,977
Christopher Marshall (B Director)	487,408,303	10,639,744	227,012
Barry McCarthy (B Director)	495,087,426	3,142,469	45,164
Heidi O’Neill (B Director)	496,490,025	1,732,521	52,513
Ted Sarandos (B Director)	496,194,728	2,034,463	45,868
Thomas Owen Staggs (B Director)	495,404,953	2,805,601	64,505
Mona Sutphen (B Director)	495,416,918	2,798,877	59,264
Padmasree Warrior (B Director)	495,749,473	2,473,446	52,140

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023 was approved.

For	Against	Abstain
495,692,935	1,832,041	750,083

6. Approval of 2023 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2023 was approved.

For	Against	Abstain
471,676,231	25,824,411	774,417

7. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
497,627,060	27,487	620,512

Extraordinary General Meeting

1. Renewal of the Board of Directors’ Authorization to Issue Ordinary Shares Within the Limit of the Authorized Share Capital During a Period of Five Years and Withdraw or Restrict the Preferential Subscription Right of the Shareholders

Based on the votes set forth below, the proposal to approve the renewal of the Board of Director’s authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years after the date of publication of the present minutes of the extraordinary general meeting and withdraw or restrict the preferential subscription right of the shareholders was approved.

For	Against	Abstain
432,451,113	65,066,100	745,346

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: March 29, 2023	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel